UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June, 2009

Commission File Number 000-52060

EBAY GMARKET CO., LTD.

(Translation of registrant’s name into English)

9th Floor, LIG Tower, 649-11 Yeoksam-Dong, Gangnam-Gu, Seoul 135-912, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.

This Report on Form 6-K contains a press release, dated June 15, 2009, announcing the intention of eBay Gmarket Co., Ltd. to delist voluntarily its American Depositary Shares from the NASDAQ Global Select Market.

Exhibit Number	Description
99.1	Press release, dated June 15, 2009, entitled “Gmarket Inc. Announces Intention to Delist Voluntarily its American Depositary Shares from the NASDAQ Global Select Market”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: June 18, 2009

EBAY GMARKET CO., LTD.

By:	/s/ Duckjun Lee
Duckjun Lee
Chief Financial Officer